================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 11)

                                ---------------

                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)

                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)

                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   912605102
                     (CUSIP Number of Class of Securities)

                                ---------------

                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

================================================================================

      This Amendment No. 11 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $28 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented (the "Luxottica Offer"), as set forth in this Amendment No. 11. All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b)(2) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

          Annex I is restated in its entirety as attached hereto in order to provide the information required to be transmitted to holders of Common Shares pursuant to Rule 14(f)-1 promulgated under the Exchange Act.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 1995

                                   THE UNITED STATES SHOE CORPORATION

                                   By: /s/ Bannus B. Hudson
                                   --------------------------------------------
                                   Name: Bannus B. Hudson
                                   Title: President and Chief Executive Officer

                                                                         ANNEX I

                       THE UNITED STATES SHOE CORPORATION
                               ONE EASTWOOD DRIVE
                          CINCINNATI, OHIO 45227-1197
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement, which is being mailed on or about May 2, 1995 to the holders of record of common shares, without par value (the "Common Shares"), of The United States Shoe Corporation, an Ohio corporation (the "Company"), is being furnished in connection with the designation by Avant-Garde Optics, Inc., a New York corporation ("Avant-Garde"), of persons (the "Avant-Garde Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of April 21, 1995, as amended (the "Merger Agreement"), by and among the Company, Avant-Garde and Luxottica Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Avant-Garde ("LAC"). As provided in the Merger Agreement, LAC has amended its tender offer to purchase all of the issued and outstanding Common Shares (and the associated preference share purchase rights (the "Rights")) so as, among other things, to increase the price to be paid to $28.00 per Common Share, net to the seller in cash (as so amended, the "Luxottica Offer"). The obligation of LAC to accept for payment and pay for Common Shares tendered pursuant to the Luxottica Offer is subject to certain conditions, including, without limitation, the condition that the number of Common Shares being validly tendered and not withdrawn prior to the expiration of the Luxottica Offer will represent at least two-thirds of all outstanding Common Shares on a fully diluted basis. The Merger Agreement provides that, at the effective time (the "Effective Time") of the related business combination transaction pursuant to which LAC will merge with the Company (the "Merger"), LAC will be merged with the Company, and, subject to the Merger Agreement, the Company will be the surviving corporation in the Merger (the "Surviving Corporation"). By virtue of the Merger, at the Effective Time, (i) each then-outstanding Common Share not owned by Luxottica Group S.p.A., a corporation organized under the laws of the Republic of Italy ("Luxottica Group"), Avant-Garde, LAC or any other subsidiary of Avant-Garde (other than those Common Shares held in the treasury of the Company or held by any subsidiary of the Company and Common Shares held by dissenting shareholders) (including the associated Right) will be cancelled and converted into a right to receive in cash an amount per Common Share equal to the highest price per Common Share paid for a Common Share by LAC pursuant to the Luxottica Offer, (ii) each then-outstanding Common Share (including the associated Right) owned by Luxottica Group, Avant-Garde, LAC or any other subsidiary of Avant-Garde will be cancelled, and no payment will be made with respect thereto, (iii) each Common Share issued and held in the Company's treasury or held by any subsidiary of the Company will be cancelled and retired, and no payment will be made with respect thereto, and (iv) each common share of LAC will be converted into and become 500,000 common shares of the Surviving Corporation, which thereafter will constitute all of the issued and outstanding common shares of the Surviving Corporation.

     Pursuant to the Merger Agreement, if requested by Avant-Garde, the Company will, promptly following the acceptance for payment of the Common Shares to be purchased pursuant to the Luxottica Offer, and from time to time thereafter, take all action necessary to cause at least two-thirds of the number of directors, rounded up to the next whole number, of the Company to be persons designated by Avant-Garde (whether, at the request of Avant-Garde, by increasing the size of the number of directors of the Company or by seeking the resignation of directors and causing Avant-Garde's designees to be elected to fill the vacancies so created) as will give Avant-Garde representation on the Board of Directors of the Company equal to the product of the number of directors of the Company and the percentage that such number of Common Shares so purchased bears to the number of Common Shares outstanding. At such time, the Company has agreed that it also will take all action permitted by law to cause persons designated by Avant-Garde to constitute at least the same percentage as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors,
(ii) the board of directors of each subsidiary of the Company, and (iii) each committee, if any, of each such board of directors. The Merger Agreement provides that, notwithstanding the foregoing, until the Effective Time, the Company will use its best efforts to assure that the Company's Board of Directors has at least three directors who are directors on the date of the Merger Agreement (the "Continuing Directors"); provided further, that, in such event, if the number of Continuing Directors is reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there is only one remaining) will be entitled to designate three persons to fill such vacancies who will be deemed to be Continuing Directors for purposes of the Merger Agreement or, if no Continuing Director then remains, the other directors will designate three persons to fill such vacancies who are not shareholders, affiliates or associates of Avant-Garde or LAC and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. The Merger Agreement provides that the Company will use its best efforts to cause the person(s) so designated by the Continuing Directors to be elected to the Board of Directors of the Company. Following the appointment of Avant-Garde's Designees as described above and prior to the Effective Time, any action to waive or amend any provision of the Merger Agreement or any termination of the Merger Agreement by the Company will require the concurrence of a majority of the Continuing Directors.

     The terms of the Merger Agreement, a summary of the events leading up to the Luxottica Offer and the execution of the Merger Agreement and other information concerning the Luxottica Offer and the Merger are contained in Luxottica's Offer to Purchase dated March 3, 1995, as amended and supplemented (the "Offer to Purchase"), the related Letter of Transmittal (as supplemented), and the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company, as amended from time to time (the "Schedule 14D-9"), copies of which have been mailed to holders of the Common Shares. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Tender Offer Statement on Schedule 14D-1, as amended from time to time (the "Schedule 14D-1"), of LAC and as exhibits to the Schedule 14D-9. The exhibits to the Schedule 14D-1 and the Schedule 14D-9 may be examined at and copies thereof may be obtained from the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC). The discussion of any such document included herein is qualified in its entirety by reference to the text of such document.

     NO ACTION IS REQUIRED BY HOLDERS OF THE COMMON SHARES IN CONNECTION WITH THE ELECTION OF THE AVANT-GARDE DESIGNEES TO THE BOARD. HOWEVER, SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), REQUIRES THE MAILING TO HOLDERS OF THE COMMON SHARES OF THE INFORMATION SET FORTH IN THIS INFORMATION STATEMENT PRIOR TO A CHANGE IN A MAJORITY OF THE COMPANY'S DIRECTORS.

     The information contained in this Information Statement concerning Avant-Garde, LAC and the Avant-Garde Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of Avant-Garde and LAC are located at 44 Harbor Park Drive, Port Washington, New York 11050.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     General. The outstanding voting securities of the Company as of April 20, 1995 consisted of 46,958,375 Common Shares. The Common Shares are not entitled to vote in connection with the election of the Avant-Garde Designees to the Board.

     Stock Ownership. The following table sets forth information, as of April 20, 1995 (unless a different date is specified in the notes to the table), with respect to (a) each person known by the Board of the Company to be the beneficial owner of more than 5% of the Common Shares, (b) each current director of the Company, (c) each of the Named Officers (as defined herein) and (d) all directors and executive officers of the Company as a group:

                                                  AMOUNT AND NATURE      SHARES SUBJECT TO
                                                    OF BENEFICIAL       OPTIONS EXCERCISABLE     PERCENT OF
                  SHAREHOLDER                       OWNERSHIP(A)           WITHIN 60 DAYS         CLASS(B)
- ------------------------------------------------  -----------------     --------------------     ----------
Mellon Bank Corporation.........................      4,678,000(c)                                  10.1%
One Mellon Bank Center
Pittsburgh, Pennsylvania 15258
The Prudential Insurance........................      3,168,000(d)                                   6.8%
  Company of America
Prudential Plaza
Newark, New Jersey 07102
Sasco Capital, Incorporated.....................      2,971,200(e)                                   6.4%
10 Sasco Hill Road
Fairfield, Connecticut 06430
Leon G. Cooperman...............................      2,678,100(f)                                   5.8%
c/o Omega Advisors, Inc.
88 Pine Street
Wall Street Plaza, 31st Floor
New York, New York 10005
Joseph H. Anderer...............................         28,308                 13,999                 *
Philip E. Beekman...............................          4,999                  2,000                 *
David M. Browne.................................        103,910(g)(h)(i)        87,750                 *
Gilbert Hahn, Jr................................         28,999                 25,999                 *
Noel E. Hord....................................         61,219(g)(i)           31,250                 *
Roger L. Howe...................................         18,999                  3,999                 *
Bannus B. Hudson................................        242,778(g)(i)          187,000                 *
Lorrence T. Kellar..............................         21,005                 13,999                 *
Albert M. Kronick...............................         41,999(h)              22,000                 *
Thomas Laco.....................................         48,799(h)               5,999                 *
Charles S. Mechem, Jr...........................         36,500                 24,000                 *
John L. Roy.....................................         37,999                 25,999                 *
Michael M. Searles..............................         67,175(i)              56,250                 *
Phyllis S. Sewell...............................         11,999                  5,999                 *
K. Brent Somers.................................         71,810(h)(i)           60,000                 *
All directors and executive officers as a group
  (20 persons)..................................      1,004,804(g)(h)(i)       728,683               2.1%

- ---------------
* Percent of class is less than 1%

  (a) The SEC has defined "beneficial owner" of a security to include any person who has or shares voting power or investment power with respect to any such security or who has the right to acquire beneficial ownership of any such security within 60 days. Unless otherwise indicated, (i) the amounts owned reflect direct beneficial ownership, and (ii) the person indicated has sole voting and investment power. Amounts shown include the number of Common Shares subject to outstanding options under the Company's stock option plans that are exercisable within 60 days.

  (b) The percentages shown are calculated on the basis that outstanding shares include Common Shares subject to outstanding options under the Company's stock option plans that are exercisable by directors and officers within 60 days.

  (c) Mellon Bank Corporation, on behalf of itself and its direct or indirect subsidiaries, Boston Safe Deposit and Trust Company, Mellon Bank, N.A., Mellon Capital Management Corporation, The Boston Company Advisors, Inc., The Boston Company Asset Management, Inc. and The Dreyfus Corporation, has reported (in Amendment No. 3 to a Schedule 13G dated March 8, 1995 and filed with the SEC) that as of that date it had sole voting power with respect to 3,562,000 Common Shares, shared voting power with respect to 20,000 Common Shares, sole dispositive power with respect to 3,919,000 Common Shares and shared dispositive power with respect to 759,000 Common Shares.

  (d) The Prudential Insurance Company of America has reported (in a Schedule 13G dated February 2, 1995 and filed with the SEC) that as of December 31, 1994 it had sole voting power and sole dispositive power with respect to 265,600 Common Shares and shared voting power and shared dispositive power with respect to 2,902,400 Common Shares.

  (e) Sasco Capital, Incorporated has reported (in a Schedule 13G dated February 3, 1995 and filed with the SEC) that as of that date it had sole voting power with respect to 1,519,300 Common Shares and beneficial ownership to direct disposition with respect to 2,971,200 Common Shares.

  (f) Leon G. Cooperman of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and Omega Advisors, Inc., has reported (in a Schedule 13D dated March 6, 1995 and filed with the SEC) that as of that date he had sole voting power and sole dispositive power with respect to 2,014,300 Common Shares and shared voting power and shared dispositive power with respect to 663,800 Common Shares.

  (g) Includes restricted Common Shares granted under The United States Shoe Corporation 1988 Employee Incentive Plan, which total 10,000, 2,985 and 20,000 for Messrs. Hudson, Browne and Hord, respectively, and 32,985 for all directors and executive officers as a group.

  (h) Includes Common Shares in which the reporting person disclaims beneficial ownership. Messrs. Browne, Kronick and Somers disclaim beneficial ownership of 33 Common Shares, 2,000 Common Shares and 200 Common Shares, respectively; such Common Shares are owned by their spouses. Mr. Laco disclaims beneficial ownership of 2,800 Common Shares; such Common Shares are held in trust for family members. Directors and executive officers as a group disclaim beneficial ownership of 5,033 Common Shares.

  (i) Includes restricted Common Shares granted in fiscal 1995 under The United States Shoe Corporation Total Return to Shareholders Plan, which total 9,836, 4,054, 4,469, 4,925 and 2,935 for Messrs. Hudson, Browne, Hord,
      Searles and Somers, respectively, and 27,952 for all directors and executive officers as a group.

     Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC and with the New York and Pacific Stock Exchanges. Directors, officers and greater-than-10% beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file.

     Based solely on its review of copies of such reports received by it, or written representations from certain reporting persons that no such reports were required for those persons, the Company believes that during fiscal year 1994 all filing requirements applicable to its directors, officers and greater-than-10% beneficial owners were complied with.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The Avant-Garde Designees.  The Avant-Garde Designees are listed on
Schedule I annexed hereto, which Schedule includes certain information regarding such persons.

     None of the Avant-Garde Designees or their associates is a director of, or holds any position with, the Company. Except as set forth below, to the best knowledge of the Company, none of the Avant-Garde Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulation of the SEC: Avant-Garde owns 31,375 Common Shares; Mr. Claudio Del Vecchio owns as joint tenant with his wife 5,100 Common Shares; the Avant-Garde Optics, Inc. Employee Profit Sharing Plan owns 6,700 Common Shares; and the Avant-Garde Optics, Inc. Employee Pension Plan owns 1,500 Common Shares.

     Except as set forth below under "Certain Litigation", to the best knowledge of the Company, none of the Avant-Garde Designees or any of their associates is involved in any pending legal proceedings in which such Avant-Garde Designee or any such associate is a party adverse to the Company or any of its subsidiaries.

     Except for sales to the Company by direct or indirect subsidiaries of Luxottica Group of goods in the ordinary course of business on an arm's length basis (the aggregate amount of which, during the Company's 1994 fiscal year, was approximately $5,525,000), to the best knowledge of the Company, none of the Avant-Garde Designees or any of the members of his or her immediate family was a party to any transaction or series of transactions since January 29, 1994, or is a party to any currently proposed transaction or series of transactions, with the Company or any of its subsidiaries in which the amount involved exceeds $60,000.

     Current Directors. The following table sets forth certain information with respect to the current directors of the Company as of April 20, 1995.

                                                            PRINCIPAL OCCUPATION, BUSINESS
                                          EXPIRATION                  EXPERIENCE                DIRECTOR
              NAME                 AGE   DATE OF TERM             AND DIRECTORSHIPS              SINCE
- ---------------------------------  ---   ------------   --------------------------------------  --------
Joseph H. Anderer................  70        1996       Consultant to the textile industry.       1980
                                                        Director of General Clutch Corp. and
                                                        Storage Solutions, Inc.

Philip E. Beekman................  63        1995       Chairman of the Board and Chief           1992
                                                        Executive Officer of Hook-SupeRx,
                                                        Inc., a drug store chain, 1987 to
                                                        1994. Director of ABEX, Inc., Fisher
                                                        Scientific International and the
                                                        Ladies Professional Golf Association.

Gilbert Hahn, Jr. ...............  73        1995       Senior Partner with Amram & Hahn,         1970
                                                        P.C., Washington, D.C.

Roger L. Howe....................  60        1995       Chairman of the Board of U.S.             1991
                                                        Precision Lens, Inc., a maker of
                                                        precision optical equipment, since
                                                        1988. Director of Cintas Corporation,
                                                        Eagle-Picher Industries, Inc., Star
                                                        Banc Corp., Star Bank of Cincinnati,
                                                        Atkins and Pierce Company and Baldwin
                                                        Piano & Organ Co.

Bannus B. Hudson.................  49        1996       President and Chief Executive Officer     1989
                                                        of the Company since 1990; President
                                                        and Chief Operating Officer of the
                                                        Company, January 1990-March 1990;
                                                        President of the LensCrafters
                                                        Division, October 1987-March 1990.
                                                        Director of the Ohio National Life
                                                        Insurance Company.

Lorrence T. Kellar...............  57        1996       Group Vice President, Real Estate and     1986
                                                        Finance, of The Kroger Co., a national
                                                        grocery store chain. Director of
                                                        Multi-Color Corporation and a trustee
                                                        of Bartlett Management Trust.

Albert M. Kronick................  71        1997       Trustee of Retail Property Trust.         1979

Thomas Laco......................  66        1995       Retired in 1989 as an executive of The    1990
                                                        Procter & Gamble Company, a consumer
                                                        products company, where he served in
                                                        various positions, including Executive
                                                        Vice President and Vice Chairman of
                                                        the Board. Director of United States
                                                        Playing Card Company and Atkins and
                                                        Pearce Company.

                                                            PRINCIPAL OCCUPATION, BUSINESS
                                          EXPIRATION                  EXPERIENCE                DIRECTOR
              NAME                 AGE   DATE OF TERM             AND DIRECTORSHIPS              SINCE
- ---------------------------------  ---   ------------   --------------------------------------  --------
Charles S. Mechem, Jr. ..........  64        1997       Director since 1990. Chairman of the      1990
                                                        Board of the Company since 1993;
                                                        Commissioner of the Ladies
                                                        Professional Golf Association since
                                                        1991; director of Star Banc Corp., The
                                                        Mead Corporation, J.M. Smucker
                                                        Company, The Ohio National Life
                                                        Insurance Company and AGCO
                                                        Corporation. Director of Great
                                                        American Broadcasting Company
                                                        (formerly Taft Broadcasting Company),
                                                        1967-June 1990, Chairman of its
                                                        Executive Committee, June
                                                        1990-December 1990; Of Counsel to
                                                        Taft, Stettinius & Hollister, June
                                                        1990-December 1990.

John L. Roy......................  66        1997       Chairman of the Board of Hydro Systems    1979
                                                        Company, a maker of industrial
                                                        cleaning equipment.

Phyllis S. Sewell................  64        1995       Senior Vice President of Federated        1990
                                                        Department Stores, Inc., a retail
                                                        department store chain, 1979-1988.
                                                        Director of Pitney Bowes, Inc., Lee
                                                        Enterprises, Inc. and SYSCO
                                                        Corporation.

     Certain Information Regarding the Board of Directors and Committees Thereof. The Board held nine meetings during fiscal year 1994. Each current director who held that office throughout the fiscal year attended 75% or more of those meetings and the meetings held during the fiscal year by all Board committees on which he or she served.

     Committees of the Board of Directors. The Board has an Audit Committee, the members of which are not officers or employees of the Company. The Audit Committee, which held 7 meetings during fiscal year 1994, recommends to the Board the independent auditors to be employed by the Company; consults with the independent auditors on the scope of the annual audit; approves the fees paid to the independent auditors for audit and non-audit services; reviews reports of examination of the independent auditors, internal auditors and regulatory authorities; and reports to the Board with respect to all of the foregoing. The members of the Audit Committee are Messrs. Hahn (Chairman), Anderer, Howe and Kronick.

     The Board has a Compensation Committee, the members of which are not officers or employees of the Company. The Compensation Committee, which held 4 meetings during fiscal year 1994, is responsible for developing and recommending the Company's executive compensation principles, policies and programs to the Board. The Compensation Committee also recommends to the Board on an annual basis the amount and type of compensation to be paid to the Company's executive officers, including the Chief Executive Officer. The members of the Compensation Committee are Messrs. Anderer (Chairman), Beekman and Laco, and Mrs. Sewell. See "Report of the Compensation Committee of the Board", below.

     The Board has a Nominating Committee, which held 2 meetings during fiscal year 1994. The Nominating Committee screens and recommends to the Board candidates for director and Chief Executive Officer. The members of the Nominating Committee are Messrs. Kronick (Chairman) and Roy, and Mrs. Sewell.

         COMMITTEE ASSIGNMENTS OF THE DIRECTORS (AS OF APRIL 20, 1995)

             NAME                       COMMITTEE ASSIGNMENTS
- ------------------------------  -------------------------------------
Joseph H. Anderer.............  Audit, Executive and Compensation*
Philip E. Beekman.............  Compensation and Retirement
Gilbert Hahn, Jr..............  Executive, Finance and Audit*
Roger L. Howe.................  Audit and Nominating
Bannus B. Hudson..............  Executive and Finance
Lorrence T. Kellar............  Executive, Retirement and Finance*
Albert M. Kronick.............  Audit, Executive and Nominating*
Thomas Laco...................  Compensation and Finance
Charles S. Mechem, Jr.........  Executive*
John L. Roy...................  Executive, Nominating and Retirement*
Phyllis S. Sewell.............  Compensation and Nominating

- ---------------
* Denotes committee chair.

     Certain Litigation

     On March 3, 1995, Luxottica Group and LAC (together with Luxottica Group and Avant-Garde, the "Luxottica Plaintiffs") commenced an action in the United States District Court for the Southern District of Ohio, Eastern Division (the "District Court"), by filing a complaint (the "Luxottica Complaint") against the Company, the directors of the Company, the Commissioner of Securities of Ohio, the Director of Commerce of Ohio, and the State of Ohio. Since the commencement of such action, the Luxottica Plaintiffs have filed certain additional claims, and the Company and its directors have filed certain counterclaims, relating to the Luxottica Offer with the District Court.

     On April 21, 1995, the Company, Avant-Garde and LAC entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties agreed, promptly, and in any event not later than April 26, 1995 (unless the Merger Agreement had been earlier terminated), to use their respective best efforts to obtain a dismissal without prejudice of the claims (with certain limited exceptions) and counterclaims filed by each party, with each party bearing its own costs and attorneys' fees therefor.

     On April 25, 1995, all parties to the litigation entered into a Stipulation of Dismissal of Certain Claims whereby the parties agreed to dismiss without prejudice all of the claims filed by the Luxottica Plaintiffs (with certain limited exceptions, such remaining claims to be dismissed without prejudice when the Luxottica Offer is consummated) and all counterclaims filed by the Company and its directors; such Stipulation was filed in the District Court on the same date.

     Executive Officers. The following table sets forth certain information with respect to the current executive officers of the Company as of April 20, 1995.

               NAME                                         TITLE                          AGE
- -----------------------------------  ----------------------------------------------------  ---
David M. Browne....................  Executive Vice President, President --
                                     Optical Retailing Group                               35
James J. Crowe.....................  Vice President -- Secretary and General Counsel       59
Edwin C. Gerth.....................  Vice President -- Corporate Controller                56
Noel E. Hord.......................  Executive Vice President, President -- Footwear
                                     Group                                                 48
Bannus B. Hudson...................  President and Chief Executive Officer                 49
James P. Maloney...................  Vice President -- Human Resources                     55
Charles S. Mechem, Jr. ............  Chairman of the Board                                 64
Robert J. Petrik...................  Vice President -- Treasurer                           46
Michael M. Searles.................  Executive Vice President, President --
                                     Women's Apparel Retailing Group                       46
K. Brent Somers....................  Executive Vice President and Chief Financial Officer  46
David G. Stouffer..................  Vice President -- Corporate Planning                  37

     Business Experience of Executive Officers.

           NAME                      BUSINESS EXPERIENCE -- PAST FIVE YEARS TO PRESENT
- --------------------------  --------------------------------------------------------------------
David M. Browne...........  Executive Vice President of the Company since March 1994;
                            President -- Optical Retailing Group since February 1992;
                            President -- LensCrafters Division, March 1990-February 1992;
                            Executive Vice President of the LensCrafters Division, October
                            1989-March 1990; Vice President -- Marketing of the LensCrafters
                            Division, October 1987-October 1989.

James J. Crowe*

Edwin C. Gerth*

Noel E. Hord..............  Executive Vice President of the Company since March 1994;
                            President -- Footwear Group since May 1993; Group President of Nine
                            West and Enzo Angiolini divisions of Nine West Group, Inc. (formerly
                            Fisher-Camuto), January 1991-May 1993; President of Enzo Angiolini
                            division prior to January 1991.

Bannus B. Hudson..........  (See information in Directors' section above.)

James P. Maloney..........  Vice President -- Human Resources of the Company since January 1994;
                            Vice President -- Human Resources of the Footwear Group, April
                            1993-January 1994; Vice President -- Human Resources, Howmet
                            Corporation, September 1992-April 1993; Director -- Organization
                            Change, Howmet Corporation, May 1992-September 1992,
                            Director -- Education and Management Development, Howmet
                            Corporation, January 1988 -- May 1992.

Charles S. Mechem, Jr.....  (See information in Directors' section above.)

Robert J. Petrik*

Michael M. Searles........  Executive Vice President of the Company since March 1994;
                            President -- Women's Apparel Retailing Group since March 1993;
                            President of the Kids 'R Us division of Toys 'R Us, Inc. prior to
                            March 1993.

K. Brent Somers...........  Executive Vice President of the Company since March 1994; Chief
                            Financial Officer since April 1990; Vice President -- Finance of the
                            Company, April 1990 -- March 1994; Vice President -- Finance and
                            Accounting and Chief Financial Officer of the LensCrafters Division,
                            October 1987-April 1990.

David G. Stouffer.........  Vice President -- Corporate Planning of the Company since September
                            1994; Director of Planning of the Company, February 1992-September
                            1994; Director of Marketing Information of the LensCrafters
                            Division, January 1991-February 1992; Director of Financial Planning
                            of the LensCrafters Division, January 1989-January 1991.

- ---------------
* Has served the company in the present position for at least the past five years.

                             EXECUTIVE COMPENSATION

     Summary Compensation Table.

     The following information relates to the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended January 28, 1995, January 29, 1994 and January 30, 1993 of those persons who, at January 28, 1995 were (i) the Chief Executive Officer and (ii) the other four most highly compensated executive officers of the Company (together with the Chief Executive Officer, the "Named Officers").

                                                                                LONG TERM COMPENSATION
                                                                         -------------------------------------
                                        ANNUAL COMPENSATION                       AWARDS
                             -----------------------------------------   -------------------------    PAYOUTS
                                                               OTHER     RESTRICTED    SECURITIES    ---------   ALL OTHER
                                                              ANNUAL       SHARES      UNDERLYING      LTIP       COMPEN-
                                                              COMPEN-      AWARDS     OPTIONS/SARS    PAYOUTS     SATION
NAME AND PRINCIPAL POSITION  YEAR   SALARY($)     BONUS($)   SATION($)     ($)(a)      (#)(b)(f)     ($)(g)(h)    ($)(c)
- ---------------------------  ----   ---------     --------   ---------   ----------   ------------   ---------   ---------
Bannus B. Hudson...........  1994    $602,885     $400,000      $0          $0           40,000         $ 0        $7,171
President                    1993    $583,492        $0         $0          $0           40,000         $ 0        $3,492
Chief Executive Officer      1992    $571,214        $0         $0          $0           40,000         $ 0        $3,714

David M. Browne............  1994    $400,000(i)  $400,000      $0          $0           30,000         $ 0       $11,972
Executive Vice President     1993    $332,922     $300,000      $0       $50,000         30,000         $ 0        $7,922
President, Optical           1992    $320,717     $200,000      $0          $0           25,000         $ 0        $9,417
 Retailing Group

Noel E. Hord...............  1994    $472,500(i)  $285,000      $0          $0           25,000         $ 0        $7,578
Executive Vice President     1993    $549,400(j)     $0      $54,886     $190,000        50,000         $ 0          $0
President, Footwear Group(d) 1992       $0           $0         $0          $0             0            $ 0          $0


Michael M. Searles.........  1994    $650,000(e)     $0         $0          $0           25,000         $ 0        $3,306
Executive Vice President     1993    $592,300(j)  $500,000   $40,385        $0          100,000         $ 0          $0
President, Women's Apparel   1992       $0           $0         $0          $0             0            $ 0          $0
Retailing Group(d)

K. Brent Somers............  1994    $331,154(i)  $250,000      $0          $0           20,000         $ 0        $8,331
Executive Vice President     1993    $280,000        $0         $0          $0           20,000         $ 0        $4,092
Chief Financial Officer      1992    $273,077        $0         $0          $0           12,000         $ 0        $4,364

- ---------------

  (a) As of January 28, 1995, the Company had 67,985 restricted Common Shares outstanding with an aggregate value (assuming no restrictions) of $1,385,194. The Named Officers' restricted shareholdings (as of that date) are as follows: Mr. Hudson -- 25,000 Common Shares/$509,375; Mr. Browne -- 7,985 Common Shares/$162,694; Mr. Hord -- 20,000 Common Shares/$407,500;
      and Mr. Somers -- 5,000 Common Shares/$101,875. Dividends are paid to holders of restricted Common Shares. Pursuant to the terms of the Merger Agreement, the Board will adopt resolutions to terminate all restrictions on the restricted Common Shares prior to the Merger.

  (b) The Company's 1988 Employee Incentive Plan (the "1988 Plan") does not permit grants of stock appreciation rights. The 1988 Plan (as well as all of the Company's other plans under which stock options have been awarded) provides for acceleration of exercisability of options granted thereunder upon the occurrence of certain events constituting a change of control, as described in the 1988 Plan.

  (c) Amounts listed hereunder reflect contributions by the Company made to various retirement and deferred compensation plans in which the Named Officers have participated, and the dollar value of insurance premiums paid by the Company for the benefit of the Named Officers. Amounts contributed to the Company's Salaried Employees deferred Compensation Plan for the benefit of the Named Officers are as follows: Mr.
      Hudson -- $3,436; Mr. Browne -- $3,696; Mr. Hord -- $4,620; and Mr.
      Somers -- $5,025. The amount contributed to the LensCrafters Tax Incentive Retirement Savings Plan for the benefit of Mr. Browne was $7,055. The dollar amount of insurance premiums paid for the benefit of the Named Officers are as follows: Mr. Hudson -- $3,735; Mr. Browne -- $1,221; Mr. Hord -- $2,958; Mr. Searles -- $3,306; and Mr.
      Somers -- $3,306.

  (d) Messrs. Hord and Searles were first employed by the Company in 1993.

  (e) For Mr. Searles, such amount includes a guaranteed payment of $150,000 pursuant to the terms of his employment contract.

  (f) Common Shares reflected do not include those Common Shares underlying options granted to the Named Officers on March 31, 1995, as follows: Mr. Hudson -- 40,000; Mr. Browne -- 27,000; Mr. Hord -- 23,000; Mr.
      Searles -- 20,000; and Mr. Somers -- 18,000.

  (g) On March 31, 1995, the Board approved payments to the Named Officers in accordance with the Total Return to Shareholders Plan (as defined herein). The payments, relating to the performance period January 1, 1992 through March 31, 1995, were as follows: Mr. Hudson -- $259,000; Mr. Browne -- $107,000; Mr. Hord -- $118,000; Mr. Searles -- $130,000; and Mr.
      Somers -- $77,000. Such payments were made in restricted Common Shares based upon $26.3125 per Common Share (the average of the March 30, 1995 high and low prices of the Common Shares on the New York Stock Exchange). These payments are not included in the above table.

  (h) The change in control of the Company that is anticipated to occur as a result of the Merger Agreement would result in the Named Officers receiving a prorated portion of awards earned under the Total Return to Shareholders Plan for performance periods that have not been completed as of the date of the change in control, as provided in such Plan.

  (i) On March 31, 1995, the Board approved regular annual salary increases for 1995, including increases for Mr. Browne, from $425,000 to $500,000, Mr. Hord, from $515,000 to $540,000, and Mr. Somers, from $350,000 to
      $370,000. The timing of the approval and effectiveness of such annual salary increases is consistent with the Company's practices in prior years.

  (j) Such amounts include $250,000 and $150,000 of guaranteed incentive bonus payments for Messrs. Hord and Searles, respectively, pursuant to the terms of their employment contracts.

     Recent Stock Options Grants.

     The following information relates to grants of options awarded to the Named Officers in fiscal year 1994 under the Corporation's 1988 Employee Incentive Plan (the "1988 Plan").

                               INDIVIDUAL GRANTS

                          NUMBER OF          % OF TOTAL
                          SECURITIES        OPTIONS/SARS
                          UNDERLYING         GRANTED TO                                           GRANT DATE
                         OPTIONS/SARS       EMPLOYEES IN       EXERCISE OR        EXPIRATION     PRESENT VALUE
        NAME           GRANTED(#)(a)(d)     FISCAL YEAR      BASE PRICE(/SH)         DATE        ($)(b)(c)(d)
- ---------------------  ----------------     ------------     ----------------     ----------     -------------
Bannus B. Hudson.....       40,000               7.1%             $19.06           11/26/04        $ 238,800
David M. Browne......       30,000               5.3%             $19.06           11/26/04        $ 179,100
Noel E. Hord.........       25,000               4.4%             $19.06           11/26/04        $ 149,250
Michael M. Searles...       25,000               4.4%             $19.06           11/26/04        $ 149,250
K. Brent Somers......       20,000               3.5%             $19.06           11/26/04        $ 119,400

- ---------------
  (a) Options granted to the Named Officers were granted on May 26, 1994 and first become exercisable on May 26, 1995. All options granted are subject to a vesting schedule, with 25% of the total grant exercisable on the first anniversary of the grant and the remainder exercisable in 25% increments at each anniversary of the grant. In the event of death or disability, outstanding options may be exercised by the optionee or his or her personal representative for a period of one year following such event. In the event of retirement or any other termination, outstanding options may be exercised for a period of three months following such event. All outstanding options automatically vest and become exercisable in the event of an "Event of Acceleration" as defined in the plan, which includes the occurrence of certain events constituting a change of control as described therein. See footnote (c). All options were granted at an exercise price equal to the average of the high and low prices on the New York Stock
      Exchange -- Composite Transactions of the Company's Common Shares on the date of grant.

  (b) The estimate of grant date present value in the above table is determined using the Black-Scholes model. The material assumptions and adjustments incorporated in the Black-Scholes model in estimating the value of the options reflected in the above table include the following: (1) an exercise price on the options of $19.06, each equal to the fair market value of the underlying Common Shares on the date of grant; (2) option terms of 10.5 years; (3) interest rates representing the interest rate on U.S. Treasury securities with maturity dates corresponding to that of the option term as of the date of grant; (4) volatility of 38% calculated using daily stock prices for the one-year period prior to the date of grant; (5) dividends at the rate of $0.32 per share representing the annualized dividends paid with respect to a Common Share at the date of grant; and (6) a reduction of approximately 19% to reflect the probability of forfeiture due to termination prior to vesting, and a reduction of approximately 20% to reflect the probability of a shortened option term due to termination of employment prior to the option expiration date. See footnote (c).

  (c) Based on the Luxottica Offer's $28 per Common Share purchase price, the value of the options granted to each Named Officer in fiscal year 1994 ($28 per Common Share purchase price, less the option exercise price) is as follows: Mr. Hudson -- $357,600; Mr. Browne -- $268,200; Mr. Hord -- $223,500; Mr. Searles -- $223,500; and Mr. Somers -- $178,800. Pursuant to
      the terms of the Merger Agreement and in accordance with the terms of the 1988 Plan, all options will become fully exercisable and vested, and each such option will be cancelled in exchange for a payment equal to the difference between $28 and the exercise price of such option.

  (d) The number of options granted to each Named Officer on March 31, 1995, at an exercise price of $26.25 per Common Share, and the value of such options based on the Luxottica Offer's $28 per Common Share purchase price ($28 per Common Share purchase price, less the option exercise price) are as follows: Mr. Hudson -- 40,000/$70,000; Mr. Browne -- 27,000/$47,250;
      Mr. Hord -- 23,000/$40,250; Mr. Searles -- 20,000/$35,000; and Mr.
      Somers -- 18,000/$31,500. These options were granted in fiscal year 1995. Accordingly, the option grants and their related values are not included in the above table.

     Aggregated Option Exercises.

     The following information relates to options to purchase Common Shares granted in fiscal year 1994 and prior years under the 1988 Plan, the 1987 Key Personnel Stock Option Plan and the 1983 Key Personnel Stock Option Plan to the Named Officers and held by them at January 28, 1995.

                                                                 NUMBER OF
                                                                 SECURITIES                 VALUE OF
                                                                 UNDERLYING                UNEXERCISED
                                                                UNEXERCISED               IN-THE-MONEY
                                                              OPTIONS/SARS AT            OPTIONS/SARS AT
                                    SHARES       VALUE             FY-END                   FY-END(c)
                                  ACQUIRED ON   REALIZED        EXERCISABLE/              EXERCISABLE/
              NAME                EXERCISE(#)    ($)(a)    UNEXERCISABLE(#)(b)(e)   UNEXERCISABLE($)(b)(d)(e)
- --------------------------------  -----------   --------   ----------------------   -------------------------
Bannus B. Hudson................        --            --      149,500/ 97,500           $400,785/$453,538
David M. Browne.................     2,500      $  9,063       61,500/ 70,000           $231,598/$325,388
Noel E. Hord....................        --            --       12,500/ 62,500           $135,938/$440,688
Michael M. Searles..............        --            --       25,000/100,000           $218,750/$689,125
K. Brent Somers.................     2,400      $ 17,700       44,500/ 43,500           $148,754/$201,113

- ---------------
  (a) Aggregate market value of the shares covered by the option, less the aggregate price paid by the Named Officer.

  (b) The Common Shares represented by the "Unexercisable" amounts could not be acquired by the respective Named Officer as of January 28, 1995, and future exercisability is subject to continuing employment by the Company and incremental vesting for periods up to four years, depending upon the individual Named Officer, subject to acceleration for retirement, death, disability or in the event of a change in control (as defined in the respective plans). Pursuant to the terms of the Merger Agreement and in accordance with the terms of the plans, all options will become fully exercisable and vested, and each such option will be cancelled in exchange for a payment equal to the difference, if any, between $28 and the exercise price of such option.

  (c) Amounts reflecting gains on outstanding options based upon the closing price of the Common Shares on January 27, 1995, the last trading day of the fiscal year.

  (d) Based on the Luxottica Offer's $28 per Common Share purchase price, the value of the options held by each Named Officer at the end of fiscal year 1994 ($28 per Common Share purchase price, less the option exercise price) is as follows (exercisable/unexercisable): Mr. Hudson -- $1,206,366/$1,196,975; Mr. Browne -- $650,666/$859,138; Mr.
      Hord -- $231,250/$917,250; Mr. Searles -- $409,375/$1,451,625; and Mr.
      Somers -- $448,759/$532,800.

  (e) The number of options granted to each Named Officer on March 31, 1995, at an exercise price of $26.25 per share, and the value of such options based on the Luxottica Offer's $28 per Common Share purchase price ($28 per Common Share purchase price, less the option exercise price) are as follows: Mr. Hudson -- 40,000/$70,000; Mr. Browne -- 27,000/$47,250; Mr.
      Hord -- 23,000/$40,250; Mr. Searles -- 20,000/$35,000; and Mr.
      Somers -- 18,000/$31,500. These options were granted in fiscal year 1995. Accordingly, the option grants, none of which are currently exercisable, and their related values are not included in the above table.

     Long-Term Incentive Plans -- Awards in Last Fiscal Year.

     On July 29, 1994, the Board adopted the Total Return to Shareholders Plan (the "TRS Plan") to replace the Company's Key Executive Long-Term Incentive Program (the "LTI Program"). Under the TRS Plan, beginning in 1994 and for each year thereafter, a 39-month performance period will be established, and for each performance period a target award will be determined for each participant in the TRS Plan. The target award generally will be based upon median competitive levels for long-term incentive opportunities, as determined by the Compensation Committee of the Board. At the end of each 39-month period, the total return for that period (share price appreciation plus reinvested dividends) for an investment in Common Shares will be compared with a similar investment in the shares of a designated peer group of corporations. Awards will then be made to participants based on the Company's ranking in the peer group, ranging from 50% of the participant's target award if the Company is in the 40th percentile to 200% of a participant's target award if the Company is in at least the 90th percentile. No awards will be made if the Company's ranking in the peer group is below the 40th percentile. All awards under the TRS Plan will be in cash or in Common Shares, which will be restricted and subject to forfeiture if the participant terminates his or her employment during the three-year period following the award. The Plan also provides for payouts in the event of a change in control of the Company. A transition plan is in effect whereby executives may earn prorated awards based on total share price appreciation for the 39-month periods ending at the close of the first calendar quarters in 1995 and 1996. The LTI Program will be phased out during this transition period.

     On April 21, 1995, the Board adopted a restatement of the TRS Plan that clarified certain of its terms and provisions by the addition of various details and explanatory material. In particular, the restatement included a description of the Compensation Committee's authority to administer and modify the plan, to select participants and to establish target awards; definitions of certain key terms used in the plan; a list of the 21 companies included in the Company's peer group (which is the same list used for purposes of its annual proxy statement); procedures by participants for the designation of beneficiaries; a designation of dates on which values are to be determined; an explanation of the consequences of termination of employment under various circumstances, including normal retirement, disability and death; automatic adjustment of the number of restricted Common Shares subject to an award in the case of stock splits, reorganizations and other fundamental changes in the structure of the Company; and reservation of the Company's right to register and/or qualify the Common Shares under federal or state securities laws if such registration and/or qualification is deemed necessary. The restatement also made it clear that the "change in control" definition used in the TRS Plan is similar to those used in the Company's Severance Compensation Agreements (as defined herein) and in the Company's Economic Bridge Program; that in the event of a change in control as to any participant, such participant will be entitled to a prorated number of Common Shares or cash earned under performance periods that have not been completed at the time such change in control occurs; and that Common Shares previously awarded to that participant will be unrestricted.

     No payouts were made in fiscal 1994 under the LTI Program. The following information relates to long-term incentive awards made to the Named Officers in fiscal 1994 under the TRS Plan. See footnote (c) for payments made to the Named Officers approved on March 31, 1995.

                                                                          ESTIMATED FUTURE PAYOUTS
                               NUMBER OF            PERFORMANCE               UNDER NON-STOCK
                             SHARES, UNITS           OR OTHER               PRICE-BASED PLANS(d)
                                OR OTHER           PERIOD UNTIL        ------------------------------
                             RIGHTS AWARDED        MATURATION OR       THRESHOLD   TARGET    MAXIMUM
           NAME                ($)(a)(b)             PAYOUT(c)           ($)        ($)       ($)(c)
- ---------------------------  --------------   -----------------------  --------   --------   --------
Bannus B. Hudson...........     $129,000      1/1/92 through 3/31/95   $ 65,000   $129,000   $259,000
                                $259,000      1/1/93 through 3/31/96   $129,000   $259,000   $517,000
                                $388,000      1/1/94 through 3/31/97   $194,000   $388,000   $776,000

David M. Browne............     $ 53,000      1/1/92 through 3/31/95   $ 27,000   $ 53,000   $107,000
                                $107,000      1/1/93 through 3/31/96   $ 53,000   $107,000   $213,000
                                $160,000      1/1/94 through 3/31/97   $ 80,000   $160,000   $320,000

Noel E. Hord...............     $ 59,000      1/1/92 through 3/31/95   $ 29,000   $ 59,000   $118,000
                                $118,000      1/1/93 through 3/31/96   $ 59,000   $118,000   $235,000
                                $176,000      1/1/94 through 3/31/97   $ 88,000   $176,000   $352,000

Michael M. Searles.........     $ 65,000      1/1/92 through 3/31/95   $ 32,000   $ 65,000   $130,000
                                $130,000      1/1/93 through 3/31/96   $ 65,000   $130,000   $259,000
                                $194,000      1/1/94 through 3/31/97   $ 97,000   $194,000   $388,000

K. Brent Somers............     $ 39,000      1/1/92 through 3/31/95   $ 19,000   $ 39,000   $ 77,000
                                $ 77,000      1/1/93 through 3/31/96   $ 39,000   $ 77,000   $155,000
                                $116,000      1/1/94 through 3/31/97   $ 58,000   $116,000   $232,000

- ---------------
  (a) Amounts represent the dollar value of potential target payouts which, if earned, will be made following the end of the performance period indicated. At the end of each performance period, the Compensation Committee will approve the payout earned for such period, and will make such payout in cash or the dollar value of the payout will be converted to restricted Common Shares based upon the average of the high and low prices of the Common Shares on the New York Stock Exchange on the trading day preceding the day of such approval. All restrictions on such restricted Common Shares will lapse after three years. Additionally, the TRS plan provides for payouts in the event of a change in control. See footnote
      (d).

  (b) In this initial year of transition from the LTI Program to the TRS Plan, a target award was set for the "initial performance period" (the performance period ending March 31, 1997) and the two "transitional performance periods" (the two performance periods ending March 31, 1995 and March 31, 1996), with the target awards for the transitional performance periods being set at 33% and 67% of the initial performance period target award, respectively. The remaining portion of each participant's target award for the transitional performance periods will be earned in accordance with the LTI Program, which is being phased out.

  (c) On March 31, 1995, the Board approved payments to the Named Officers in accordance with the TRS Plan. The payments, relating to the performance period January 1, 1992 through March 31, 1995, were as follows: Mr.
      Hudson -- $259,000; Mr. Browne -- $107,000; Mr. Hord -- $118,000; Mr.
      Searles -- $130,000; and Mr. Somers -- $77,000. Such payments were made in restricted Common Shares based upon $26.3125 per Common Share (the average of the March 30, 1995 high and low prices of the Common Shares on the New York Stock Exchange). Following is the value of these restricted Common Shares based on Luxottica's $28 per Common Share price: Mr.
      Hudson -- $275,000; Mr. Browne -- $114,000; Mr. Hord -- $125,000; Mr.
      Searles -- $138,000; and Mr. Somers -- $82,000.

  (d) The change in control of the Company that is anticipated to occur as a result of the Merger Agreement would result in the Named Officers receiving a prorated portion of awards earned under the TRS Plan for performance periods that have not been completed as of the date of the change in control, as provided in the Plan.

     Pension and Retirement Supplemental Income Plans.

     For many years the Company has maintained several pension and profit sharing plans for the benefit of its employees. Prior to 1995, employees of the Footwear, Optical Retailing and Corporate Center Groups were included in a traditional defined benefits pension plan which, upon retirement, provided a monthly benefit based on compensation and years of service. Employees of the Women's Specialty Retailing Group were covered under a profit sharing plan.

     Beginning in January 1995, the Company adopted a single, simplified pension plan that covers all employees, other than those covered by the hourly pension plans of the Footwear Group. Effective January 1, 1995, benefits under the U.S. Specialty Retailing Division Profit Sharing Plan for eligible employees of the Women's Specialty Retailing Group were frozen and participants in such plan became eligible to participate in The United States Shoe Corporation Pension Plan (formerly the Salaried Employees Pension Plan) (the "Pension Plan").

     Effective January 1, 1995, the method for calculating benefit accruals under the Pension Plan was changed from a final average pay formula to a cash balance formula for eligible associates other than those in the Footwear Group. Accordingly, the method for calculating benefit accruals for Mr. Hord is a final average pay formula, whereas the method for the remaining Named Officers is a cash balance formula. Under the cash balance formula, each quarter participants receive a benefit credit equal to a percentage of their annualized quarterly compensation based upon their years of service as follows: 1 to 4 years of service, 1.375%; 5 to 14 years of service, 1.8125%; and 15 or more years of service, 2.5%. The cash balance account also is credited with assumed "earnings" each quarter at a rate equal to 1% over the average 90-day Treasury Bill rate. Each participant's initial cash balance will be equal to the present value of such participant's accrued benefit as of December 31, 1994. Participants who have attained age 50 and completed a minimum of 10 years of service as of January 1, 1995 may receive additional benefit credits based on the participant's age and years of service with the Company.

     The Company also provides a non-qualified Supplemental Executive Salaried Employees Benefit Plan (the "Supplemental Employees Benefit Plan") which recognizes retirement benefits for compensation in excess of limits imposed under the Pension Plan pursuant to the Internal Revenue Code. The estimated annual benefits (under both plans) payable upon retirement at normal retirement age (as defined in the Pension Plan and the Supplemental Employees Benefit Plan) for each of the Named Officers is as follows: Mr. Hudson -- $240,000; Mr.
Browne -- $272,000; Mr. Hord -- $104,000; Mr. Searles -- $173,000, and Mr.
Somers -- $211,000. On April 21, 1995, the Board adopted amendments to the Supplemental Employees Benefit Plan to provide, in the case of active or retired Corporate Center Group employees (including Mr. Hudson and Mr. Somers), for a lump sum payout of the present value of each such employee's accrued benefit under the Supplemental Employees Benefit Plan immediately prior to the Merger.

     Compensation of Directors.

     Directors who are not employees of the Company ("Outside Directors") are paid directors' fees for their services at the rate of $25,000 per year each, as well as attendance fees of $750 per meeting for service on certain committees. Directors who chair committees receive an additional annual fee of $3,000. Total payments to such directors for the Company's last fiscal year amounted to $288,000. The Company has agreed to pay Charles S. Mechem, Jr., Chairman of the Board of Directors, $125,000 annually for his services as a part-time employee in lieu of his annual retainer.

     In addition to such payments, since 1985, Outside Directors have received stock options under the 1985 Outside Directors Stock Option Plan (the "1985 Director Plan"), which terminated on May 31, 1990, and under the 1991 Outside Directors Stock Option Plan (the "1991 Director Plan"). Mr. Mechem is not eligible to participate in the 1991 Director Plan because of his part-time employee status with the Company.

     Under the 1991 Director Plan an option is granted automatically on each annual meeting date, as long as the Plan is in effect, to each Outside Director who continues in office after such annual meeting, to purchase 2,000 Common Shares (subject to adjustment as described below); such grants are further subject to the limit on the maximum number of Common Shares that can be issued or transferred pursuant to the exercise of options under the 1991 Director Plan. In no event will an Outside Director be granted options to purchase, in the aggregate, more than 20,000 Common Shares under the 1991 Director Plan (subject to adjustment for changes in the Company's capitalization, such as a stock split, stock dividend, recapitalization, consolidation or similar change that affects equity interests in the Company).

     Each option granted to an Outside Director under the 1991 Director Plan has an exercise price equal to the fair market value of the Common Shares subject to the option (determined at the time the option is granted). Options may be exercised by payment to the Company of the exercise price in cash or in Common Shares already owned by the optionee. No stock option granted under the 1991 Director Plan may be exercised more than ten years from the date the option is granted. Each option granted to an Outside Director will be exercisable for one-third of the Common Shares subject to the option after one year from the date of grant and for an additional one-third of the Common Shares after each successive one-year period. Such right to exercise is cumulative. A Director to whom an option is granted under the 1991 Director Plan may not, during his or her lifetime, transfer the option to any other person. The 1991 Director Plan also provides that upon the occurrence of certain events constituting a change in control, as defined in the 1991 Director Plan, any unexercised or partially exercised options will become immediately exercisable, and will remain exercisable for as long as they would be otherwise exercisable. The 1985 Director Plan was substantially similar to the 1991 Director Plan, and options granted under the 1985 Director Plan are subject to similar terms and conditions as those granted under the 1991 Director Plan. Pursuant to the terms of the Merger Agreement and in accordance with the terms of the plans, all options will become fully exercisable and vested, and each such option will be cancelled in exchange for a payment equal to the difference, if any, between $28 and the exercise price of such option.

     During the Company's last fiscal year, options to purchase 18,000 shares were granted to Outside Directors at an exercise price of $19.06 under the 1991 Director Plan. During fiscal 1994, 6,000 options were exercised under the 1985 Director Plan and 3,999 shares were exercised under the 1991 Director Plan. Options to purchase 105,326 Common Shares currently are exercisable under the 1985 Director Plan and the 1991 Director Plan.

     On February 2, 1995, the Board approved the adoption of a new retirement plan for directors who are not employees of the Company (the "Retirement Plan for Outside Directors"). Under such plan, a member of the Board who retires with five or more years of service as a director will receive a quarterly retirement benefit commencing at age 72 (or if later, when such director retires) and payable for life equal to the quarterly retainer paid to Outside Directors immediately prior to the retirement of the director. Payments under the Retirement Plan for Outside Directors terminate upon the death of the director. On April 21, 1995, the Board (including by the unanimous vote of the directors who are not eligible to participate in the Retirement Plan for Outside Directors) approved amendments to such plan to provide for its termination immediately prior to the Merger and the payment of a lump sum to each participant therein which is the actuarial equivalent of such participant's accrued benefit under the Retirement Plan for Outside Directors.

     Mr. Mechem, the Chairman of the Board, is not eligible to participate in the Retirement Plan for Outside Directors or in the 1991 Director Plan because of his part-time employee status with the Company. However, as a part-time employee, Mr. Mechem was granted options (i) on April 23, 1993 under The United States Shoe Corporation 1983 Key Personnel Stock Option Plan to purchase 10,000 Common Shares at an exercise price of $10.56 per Common Share, (ii) on May 26, 1994 under the 1988 Plan to purchase 10,000 Common Shares at an exercise price of $19.06 per Common Share, and (iii) on March 31, 1995 under the 1988 Plan to purchase 10,000 Common Shares at an exercise price of $26.25 per Common Share.

     The Company also maintains The United States Shoe Corporation Deferred Compensation Plan for Non-Management Directors (the "Deferred Compensation Plan"). Pursuant to the terms of the Deferred Compensation Plan, a director may elect to defer payment of his or her directors' fees. Upon a director's termination of service, the Company will distribute to such director the deferred compensation to which he or she is entitled in cash in a lump sum or, at the director's election, in quarterly installments, the amount payable to be based on sums available from assumed investments in Common Shares, other securities or cash.

On April 21, 1995, the Board took action to terminate the Deferred Compensation Plan effective upon the Merger. Upon termination of the Deferred Compensation Plan, the Company will, pursuant to the terms of the Deferred Compensation Plan, distribute the deferred compensation account balances to Mr. Anderer and Mr. Kellar, the two Directors on behalf of whom such accounts are currently maintained.

     Employment Contracts, Termination of Employment and Change in Control Arrangements.

     The Company has entered into employment contracts with certain of its executives, including all of the Named Officers. Generally, such contracts have terms of three to five years (with automatic renewals) and require the payment of salaries at certain minimum levels during their respective terms. The Named Officers' current annual salaries are set forth in the Summary Compensation Table above. Some of the contracts also provide for front-end payments of cash, options and/or restricted Common Shares.

     The employment contracts permit either the officer or the Company to terminate the employment relationship by providing written notice of termination not less than a specified time prior to the respective contract's automatic renewal date -- generally, six months. The contracts also permit the individual officers to terminate their respective contracts upon shorter notice under certain circumstances -- generally, if the Company changes the officer's assignment to a position of lesser responsibility or if the Company experiences a "change of control." In any such event the Company has agreed to pay a termination payment equivalent to the officer's current annual salary, payable in monthly installments over a one-year period (in the case of the Chief Executive Officer, the payment is equivalent to twice his current salary, payable over a two-year period). If the officer dies or becomes disabled while employed under the contract, the Company will pay him or his beneficiary twice the amount of his then current salary in monthly installments over a ten-year period.

     The Named Officers' employment contracts have current terms ending on the following dates and require payment of the minimum annual salaries indicated:
Mr. Hudson, July 31, 1998, $650,000; Mr. Browne, December 31, 1996, $425,000;
Mr. Hord, May 31, 1997, $450,000; Mr. Searles, March 31, 1996, $500,000; and Mr.
Somers, March 31, 1996, $280,000. Mr. Hord's employment contract provides for annual incentive payments in fiscal years 1993 through 1996 in an amount equal to 1.5% of the annual operating income (after capital costs) of the Footwear Group with a minimum payment of $250,000 in each of the fiscal years 1993 through 1995. Mr. Searles' employment contract provides for annual incentive payments in fiscal years 1993 through 1995 in an amount equal to 0.7% of the annual operating income (after capital costs) of the Women's Apparel Retailing Group with a minimum payment of $150,000 in each of the fiscal years 1993 and 1994.

     The Company also has provided Severance Compensation Agreements to seventeen of its present senior executives, including all of the Named Officers. On September 23, 1994, the Board of Directors approved the entry by the Company into Amended and Restated Severance Compensation Agreements (each, a "Severance Compensation Agreement") with the senior executives of the Company for the stated purpose of reinforcing and encouraging the continued attention and dedication of members of the Company's management to their assigned duties in the event of a Change in Control (as defined in the Severance Compensation Agreements) of the Company. The terms of all such agreements, as amended, are identical.

     The Severance Compensation Agreements provide certain payments and benefits to executives whose employment is terminated within two years after a Change in Control. No payments or benefits will be made if the termination occurs for cause or is due to the executive's retirement, death, or disability. In the event of a compensated termination of an executive before the expiration of two years following a Change in Control, the executive will be paid the following:
(i) all salary due to the date of termination; (ii) unused vacation pay; (iii) a prorated share of the executive's Annual Bonus Target (as defined in the Severance Compensation Agreements) under the Company's annual incentive cash bonus plan; (iv) a prorated share of the executive's TRS Bonus Target (as defined in the Severance Compensation Agreements) under the TRS Plan; and (v) an amount equal to three times the sum of the executive's annualized base salary and Annual Bonus Target, reduced by amounts payable to the executive under clauses (ii), (iii) and (iv) above and provided further that the amounts described above would be further reduced if the Net After Tax Amount (as defined in the Severance Agreements) received by the executive would be increased by such a reduction because such reduced amounts would not be subject to the excise tax on "excess parachute payments" imposed by Section

4999 of the Internal Revenue Code of 1986. Such amount will be paid in a lump sum on the 10th day after the date of termination.

     In addition to the payments described, the Company also has agreed to maintain for the Named Officers all medical, health and accident, and life insurance, as well as any disability plans, to which he or she was entitled immediately prior to termination. The coverage will remain in effect for the earlier of two years after termination or until the executive begins full-time employment with a new employer. The executive has no obligation to mitigate benefits or payments owed by the Company by seeking employment before the end of the two-year period.

     The Severance Compensation Agreements do not reduce any other contractual rights an executive may have under the Company's Economic Bridge Program (as defined below), but payments under the Severance Compensation Agreements are in lieu of, and not in addition to, any payments to which an executive would be entitled under the Economic Bridge Program. Any successor to or assignee of the Company will be required to assume the obligations of the Severance Compensation Agreements, including the payment of all legal fees and expenses incurred by executives as a result of the Company contesting certain aspects of such Agreements.

     Trusts formed for the purpose of ensuring payment of all amounts due under the Severance Compensation Agreements have been implemented with PNC Bank, Ohio, National Association, Cincinnati, Ohio, serving as Trustee. An amount equal to the aggregate amount payable under each of the Severance Compensation Agreements has been paid into the corresponding trust as a result of the Luxottica Offer.

     On February 2, 1995, the Board adopted revisions to The United States Shoe Corporation Economic Bridge Program for employees of the Company (as supplemented and amended, the "Economic Bridge Program"). The Economic Bridge Program provides a salary bridge benefit and continuation of group medical, dental and life insurance benefits upon an involuntary termination of employment under stated circumstances, or upon voluntary termination of employment after a "change in control" (as defined in the Economic Bridge Program) if the covered employee is not offered comparable employment and coverage under a comparable economic bridge program after the change in control. The amount of the salary bridge benefits for executive officers generally is equal to 36 weeks of base salary plus one week of base salary for each year of service with the Company plus one week of base salary for each year of age over age 40, not to exceed 64 weeks total. If an eligible employee's employment ends at or within two years after a change in control has occurred, the amount of the salary bridge benefits for executive generally is equal to 48 weeks of base salary plus two weeks of base salary for each year of service with the Company plus one week of base salary for each year of age over age 40, not to exceed 78 weeks total. Group medical, dental and life insurance benefits are provided for the number of weeks for which salary bridge benefits are payable. Individuals with Severance Compensation Agreements are subject to provisions in such agreements which provide that any payments under the Severance Compensation Agreements will be in lieu of and not in addition to any payment to which the individual would otherwise be entitled under the Economic Bridge Program in the event of a change in control, as defined in the Economic Bridge Program.

     Report of the Compensation Committee of the Board.

OVERVIEW AND PHILOSOPHY

     The Compensation Committee of the Board (the "Committee") is responsible for developing principles, policies and programs relating to the compensation of the Company's executives and recommending such principles, policies and programs to the Board. In addition, the Committee recommends to the Board the compensation to be paid to the Chief Executive Officer and, with advice from the Chief Executive Officer, to each of the other Named Officers. The Company's executive compensation program is designed to:

     - Provide compensation arrangements that will assist the Company in attracting, retaining and motivating better-performing executives.

     - Provide a direct link between executive compensation and the interests of the Company's shareholders by tying a significant portion of each executive's compensation to the performance of that executive's business group and to the price performance of the Company's Common Shares.

     - Provide top performers with opportunities to earn compensation at levels within the top quartile of ranges offered by companies of similar size, business characteristics and complexity, and with which the Company competes for executive talent (the "Comparison Framework").

     - Assist executives in achieving and maintaining desired levels of Common Share ownership through stock option and restricted share awards. Desired levels of Common Share ownership are the following amounts (based on market value of the Common Shares): Chief Executive Officer, three times annual salary; senior executives, two times annual salary; and other executives of the Company, same as annual salary.

     The Committee strives to establish total compensation levels that are competitive with companies in the Comparison Framework. When establishing total compensation levels, the Committee examines the practices of those companies included in the Company's "peer group" for stock price performance and the practices of other retailing and specialty retailing companies. In addition, the Committee works with compensation consultants to ensure that the Committee's analysis of compensation levels is supported by survey data and other indicia of comparability.

     The Committee is composed of four non-employee directors of the Company. No member of the Committee has any insider or interlocking relationship with the Company, as those terms are defined by applicable rules and regulations of the SEC.

COMPENSATION OF EXECUTIVE OFFICERS

     Compensation packages include base salaries, annual incentive cash bonuses, stock option awards, restricted share awards and long-term incentive payouts. Incentive compensation includes bonuses, stock options, restricted share awards and long-term incentive payouts and may represent between one-third and two-thirds of an executive officer's potential annual compensation, depending upon the executive's position. The portion of an executive officer's total compensation that is incentive compensation increases with the level of responsibility of the executive officer.

BASE SALARIES

     The Committee generally seeks to establish base salaries at levels that are competitive with the median levels of base salaries for executives with similar roles and responsibilities at companies within the Comparison Framework. In making salary increase decisions each year, the Committee primarily considers
(a) each executive's individual performance compared with the Committee's expectations regarding that performance and (b) each executive's salary relative to the mid-point of that executive's salary range, which represents the median salary level of executives with similar roles and responsibilities at companies within the Comparison Framework. All of the Named Officers have written employment agreements with terms of three to five years, subject to extension by agreement of the parties. See "Employment Contracts, Termination of Employment and Change in Control Arrangements." Such agreements establish minimum base salaries.

     In fiscal 1994, David M. Browne, President of the Optical Retailing Group, received a salary increase from $325,000 to $425,000, Noel Hord, President of the Footwear Group, received a salary increase from $450,000 to $515,000, and K. Brent Somers, Chief Financial Officer, received a salary increase from $280,000 to $350,000. These salary increases were based on each executive's strong individual performance compared with the Committee's expectations. Additionally, the Committee's recommendations with respect to Messrs. Browne and Somers were intended to adjust their respective salaries to levels competitive with those of executives with similar roles and responsibilities at companies within the Comparison Framework.

ANNUAL INCENTIVE CASH BONUSES

     The Committee administers an annual incentive cash bonus program for executive officers, as well as for other management employees. Each year the Committee recommends to the Board individual and aggregate target cash bonus amounts for executive officers that reflect approximate median levels of bonuses for executives with similar roles and responsibilities at companies within the Comparison Framework. The program is structured to pay minimum bonuses if the pertinent business group (or groups) meets its threshold annual operating income goal. Median bonuses are paid if the business group (or groups) meets its targeted operating income goal, and larger bonuses are paid if the business group (or groups) exceeds its operating income goal. Generally, bonuses are not paid if the business group (or groups) fails to achieve its threshold operating income goal; however, the Committee retains discretion to award annual incentive cash bonuses based on exceptional individual performance that is related to performance considerations other than financial.

     In fiscal 1994, an incentive award formula was established at the beginning of the year for each business group within the Company based on the operating income results of such business group; that formula included threshold, target and maximum levels. A similar incentive award formula, which also included threshold, target and maximum levels, was established for individuals in the Corporate Center Group based on the operating income results of each of the Company's three business groups. In fiscal 1994, Mr. Browne received a cash bonus above his target award amount reflecting the fact that the Optical Retailing Group significantly exceeded its targeted operating income goal and reflecting his strong individual performance. Mr. Somers received a cash bonus in fiscal 1994 above his target award amount reflecting the facts that the Optical Retailing Group significantly exceeded its target operating income results and the Footwear Group met its target operating income and reflecting his strong individual performance.

     Pursuant to the terms of his employment contract, Mr. Hord received an incentive cash bonus based upon 1.5% of the operating income (after capital costs) of the Footwear Group and his strong individual performance. Based on the financial performance of the Women's Specialty Retailing Group, Mr. Searles did not receive a performance based incentive bonus; he did, however, receive a guaranteed payment of $150,000 pursuant to the terms of his employment contract.

OPTION GRANTS AND RESTRICTED SHARE AWARDS

     Grants of options and awards of restricted Common Shares are made to executive officers pursuant to The United States Shoe Corporation 1988 Employee Incentive Plan (the "1988 Plan"). Option grants are designed to align the long-term interests of the Company's executives with those of the Company's shareholders. Additionally, option grants provide a favorable mechanism through which the Company's executives can achieve equity ownership in the Company.

     The size of an option grant is based on the executive's level of responsibility and the Committee's expectations regarding the executive's future contribution to the Company. The size of the grant, when combined with the executive's Total Return to Shareholders Plan and Key Executive Long-Term Incentive Plan opportunity, as set forth below, is designed to provide a median level of long-term incentive opportunity when compared to such opportunities for executives with similar roles and responsibilities at companies within the Comparison Framework. Options are granted at an exercise price equal to the average of the high and low stock prices of the Common Shares on the date of grant. Options have a 10.5-year term with vesting occurring in equal increments over the first four years of that term. Options are forfeited three months after the recipient leaves the employ of the Company and expire one year after retirement, death or disability of the recipient.

     It has been the Committee's practice to award stock options to executive officers early each fiscal year to provide competitive compensation opportunities. In fiscal 1994, the Committee granted options to each of the Named Officers based on the level of responsibility of each and the Committee's expectation of that officer's future contribution to the Company.

     The Committee also recommends awards of restricted Common Shares under the 1988 Plan. Such awards are made to executives who demonstrate superior performance or potential. The restrictions on such shares lapse on the basis of continued employment of the executive by the Company. No restricted Common Shares were awarded to any Named Officer in fiscal 1994.

LONG-TERM INCENTIVE PLAN

     On July 29, 1994, the Board adopted the Total Return to Shareholders Plan (the "TRS Plan") to replace the Company's Key Executive Long-Term Incentive Plan (the "LTI Plan"). Beginning in 1994, a thirty-nine month performance period will be established each year under the TRS Plan, and for each performance period a target award will be determined for each participant in the TRS Plan. Generally, such target awards are based upon median long-term incentive opportunities at companies within the Comparison Framework. At the end of each performance period the total return during that period (share price appreciation plus reinvested dividends) on a hypothetical investment in Common Shares will be compared with a similar investment in the shares of companies in the "peer group," as set forth in "Shareholder Return Performance Information." Awards will be made to participants based on the Company's ranking in the "peer group", ranging from 50% of a participant's target award if the Company is at the 40th percentile to 200% of a participant's target award if the Company is at or above the 90th percentile. No awards will be made if the Company's ranking is below the 40th percentile. All awards under the TRS Plan, as determined by the Committee, will be in cash or in Common Shares, which will be restricted and subject to forfeiture if the participant terminates employment during the three-year period following the award. The TRS Plan also provides for the payout of awards in the event of a change in control.

     A transition plan is in effect whereby executives may earn prorated awards based on total share price appreciation for the performance periods covering January 1, 1992 through March 31, 1995, and January 1, 1993 through March 31, 1996. The LTI Plan will be phased out during this transition period.

     In fiscal 1994, target awards were determined for each of the Named Officers for the performance periods covering January 1, 1992 through March 31, 1995, January 1, 1993 through March 31, 1996, and January 1, 1994 through March 31, 1997. No awards were made under the Company's LTI Plan in fiscal 1994.

COMMITTEE'S POLICY ON SECTION 162(m)

     It is the policy of the Company to structure its executive compensation plans in a manner intended to enhance shareholder value. Whenever possible, implementation of this strategy will include taking advantage of applicable provisions of the Internal Revenue Code, including Section 162(m), regarding deductible compensation expenses. However, the Compensation Committee recognizes the need to retain discretion to compensate executives in a manner that is in the best interests of the Company and its shareholders, even if that practice results in a nondeductible expense. In fiscal 1994 tax deductions lost by the Company by reason of Section 162(m) were not material.

CHIEF EXECUTIVE OFFICER COMPENSATION

     Mr. Hudson's compensation is recommended by the Committee to the Board. In fiscal 1993, the Committee did not increase Mr. Hudson's base salary and, in early fiscal 1994, delayed consideration of a salary increase to Mr. Hudson until the results of the Company's organization restructuring were better known. In November 1994, the Committee awarded a salary increase to Mr. Hudson, from $580,000 to $650,000, based on the Company's improved performance and Mr. Hudson's individual performance, as determined by the Committee, in comparison with the Committee's expectations. Mr. Hudson received a bonus for fiscal 1994, above his target award amount, based on the Company's improved operating income and stock price performance and the Board's assessment of Mr. Hudson's individual performance. The Committee awarded stock options to Mr. Hudson based on the Committee's expectation of Mr. Hudson's continued and future contribution to the Company. Additionally, in fiscal 1994, Mr. Hudson's target awards were determined pursuant to the terms of the TRS Plan.

     The Compensation Committee:
        Joseph H. Anderer, Chairman
        Philip E. Beekman
        Thomas Laco
        Phyllis S. Sewell

     Shareholder Return Performance Information

     The following table compares the cumulative total shareholder return on the Common Shares over a five-year period with the cumulative total return of the Standard & Poor's 500 Stock Index (the "S&P 500") and a "peer" index composed of twenty-one companies* for the same period. The table assumes an investment of $100 in the Common Shares and each index on February 3, 1990, and reinvestment of all dividends.

      Measurement Period                        Dollar Amount
    (Fiscal Year Covered)           S&P 500       Peer Group       U.S. Shoe
           1990                      100             100             100
           1991                      108             115              57
           1992                      133             154              72
           1993                      147             161              68
           1994                      166             146              74
           1995                      167             124             121

                                       FEBRUARY     JANUARY     JANUARY     JANUARY     JANUARY     JANUARY
             FISCAL YEAR                 1990        1991        1992        1993        1994        1995
- -------------------------------------  --------     -------     -------     -------     -------     -------
S&P 500..............................    $100        $ 108       $ 133       $ 147       $ 166       $ 167
Peer Group...........................    $100        $ 115       $ 154       $ 161       $ 146       $ 124
U.S. Shoe............................    $100        $  57       $  72       $  68       $  74       $ 121

- ---------------
* The companies composing this group are Ann Taylor Stores Corp.; Baker (J.), Inc.; Brown Group, Inc.; Burlington Coat Factory Warehouse Corp.; Charming Shoppes, Inc.; Clothestime, Inc.; Dayton Hudson Corp.; Dress Barn, Inc.; Edison Brothers Stores, Inc.; Gantos, Inc.; Gap, Inc.; Genesco, Inc.; The Limited, Inc.; May Department Stores Co.; Melville Corp.; Merry-Go-Round Enterprises, Inc.; Nordstrom, Inc.; Petrie Stores Corporation; Stride Rite Corp.; TJX Companies, Inc.; and Woolworth Corporation. None of these companies offers a range of products and services identical to the Company, although each is, like the Company, a major footwear manufacturer and/or clothing retailer. The returns of each company have been weighted according to their respective stock market capitalization for purposes of arriving at a group average.

                                   SCHEDULE I

                           THE AVANT-GARDE DESIGNEES

     The following table sets forth the name, age, citizenship and principal occupation or employment at the present time and during the past five years of each person Avant-Garde Optics, Inc. intends to designate to be elected or appointed as directors of the Company pursuant to the Merger Agreement. Unless otherwise noted, each such person is a citizen of the Republic of Italy. Luxottica S.p.A. is a wholly owned subsidiary of Luxottica Group S.p.A.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                  EMPLOYMENT, MATERIAL OCCUPATIONS,
                                                     OFFICES OR EMPLOYMENTS HELD
                NAME                                DURING PAST FIVE YEARS AND AGE
- -------------------------------------   ------------------------------------------------------
Leonardo Del Vecchio.................   Mr. Del Vecchio founded Luxottica Group S.p.A.'s
                                        operations in 1961, has been Chairman of the Board
                                        since 1981 and Chief Executive Officer of Luxottica
                                        Group S.p.A. and its predecessors since 1961. Mr. Del
                                        Vecchio is 60 years old.

Luigi Francavilla....................   Mr. Francavilla has been a Managing Director and Chief
                                        Operating Officer of Luxottica Group S.p.A. since 1981
                                        and a Managing Director of Luxottica S.p.A. since
                                        1977. He also serves as a Director of several
                                        subsidiaries of Luxottica Group S.p.A. Mr. Francavilla
                                        is 58 years old.

Claudio Del Vecchio..................   Mr. Del Vecchio has been a Director of Luxottica Group
                                        S.p.A. since 1981 and in 1994 was appointed as a
                                        Managing Director. Since 1982, he has been the
                                        Executive Vice President of Avant-Garde Optics, Inc.,
                                        Luxottica Group S.p.A.'s United States distributor.
                                        During 1990, he was the Executive Vice President of
                                        Luxottica Group S.p.A. He also serves as a Director of
                                        other subsidiaries of Luxottica Group S.p.A. Claudio
                                        Del Vecchio is the son of Leonardo Del Vecchio. Mr.
                                        Del Vecchio is 38 years old.

Roberto Chemello.....................   Mr. Chemello has been a Managing Director of Luxottica
                                        Group S.p.A. since 1985 and serves as Chairman or as a
                                        Director of several of its subsidiaries. He is also
                                        the Chief Financial Officer of Luxottica Group S.p.A.
                                        Mr. Chemello is 41 years old.

Susi Belli...........................   Ms. Belli has been Marketing Manager of Luxottica
                                        Group S.p.A. since March 1993. Since 1990 she has been
                                        Manager of Investor Relations and Public Relations of
                                        Luxottica Group S.p.A. Ms. Belli is 33 years old.

Michael A. Boxer.....................   Mr. Boxer has been General Counsel and Director of
                                        Business Affairs of Avant-Garde Optics, Inc. since
                                        August 1993. Before joining Avant-Garde Optics, Inc.
                                        Mr. Boxer was an attorney with the law firm of Winston
                                        & Strawn since 1986. Mr. Boxer is a citizen of the
                                        United States of America. Mr. Boxer is 33 years old.

Giuseppe Vignato.....................   Mr. Vignato has been Administrative General Manager of
                                        Luxottica Group S.p.A. since 1987. Mr. Vignato is 43
                                        years old.

Vito Giannola........................   Mr. Giannola has been Controller of Avant-Garde
                                        Optics, Inc. since January 1990 and was Assistant
                                        Controller of Avant-Garde Optics, Inc. since 1986. Mr.
                                        Giannola is a citizen of the United States of America.
                                        Mr. Giannola is 31 years old.
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